SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 (202) 736 8000 (202) 736 8711 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

rtorresen@sidley.com (202) 736-8570	FOUNDED 1866

February 7, 2008

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Cecelia Blye, Chief

Re:	Electronics for Imaging, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed October 19, 2007

File No. 000-18805

Dear Ms. Blye:

On behalf of Electronics for Imaging, Inc. (the “Company” or “EFI”), we are submitting this letter in response to the letter dated December 11, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For the Staff’s convenience, we have repeated the Commission’s comments 1 through 3 below in bold, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter. The Commission’s comments are followed in each case by the Company’s response.

General

1.	You state on pages 28 and 98-99 of your From 10-K that you and/or your subsidiary, VUTEk, may have violated regulations administered by the Commerce Department’s Bureau of Industry and Security (BIS) with regards to Iran and Syria, countries identified as state sponsors of terrorism by the State Department and subject o U.S. economic sanctions and export controls. Please advise us of any updated information you have regarding the BIS investigation.

In response to the Commission’s request for updated information regarding the investigation being conducted by the Commerce Department’s Bureau of Industry and Security (“BIS”), the Company advises the Staff that the Company does not have any updated information regarding the status of the investigation beyond what was set out in the Company’s last Form 10-Q for the quarterly period ended September 30, 2007, which was filed with the Commission on November 9, 2007. The Company is at present still waiting to learn from BIS how it intends to proceed with the matter.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

United States Securities and Exchange Commission

Attention: Cecelia Blye, Chief

February 7, 2008

2.	Please describe for us the nature and extent of your past, and any current or anticipated, contacts with Iran, whether through direct or indirect arrangements.

Describe in reasonable detail the products, technologies, and services you or VUTEk have provided or anticipate providing to Iran.

Please update the information you provided the Staff regarding your contacts with Syria in your letter dated June 30, 2006, to include any information available subsequent to your compliance review that was not reflected in that letter, regarding (i) the nature and extent of your past, and any current or anticipated, contacts with Syria; and (ii) the products, technologies and services you or VUTEk have provided or anticipate providing into Syria.

Your response should include a description and discussion of the deemed export of controlled encryption source code and/or technology to nationals of Iran and Syria, and the export of printers and other products with encryption functionality without prior BIS review. Finally, describe any agreements, commercial arrangements, or other contracts with the government of Iran or Syria or entities controlled by those governments.

In response to the Commission’s comment, the Company advises the Staff that the Company does not sell products, technologies or services, through direct or indirect arrangements, into Iran. As set out in the Company’s last Form 10-Q, the Company’s internal investigation revealed, and the Company’s subsequent voluntary self disclosure to BIS disclosed, that the Company may have violated BIS’s so-called “deemed export” rule. Specifically, with respect to Iran, in 2006 the Company may have inadvertently released certain printing software and/or technology to an Iranian national who was employed by the Company as a software engineer. To the Company’s knowledge, this possible deemed export to an Iranian national employee is the only aspect of the BIS investigation that relates to Iran. The Company has since implemented security measures to prevent this employee from gaining access to the encryption modules within the Company’s engineering database. In addition, the Company supplementally advises the Staff that this employee has initiated the process to obtain a “green card” or

United States Securities and Exchange Commission

Attention: Cecelia Blye, Chief

February 7, 2008

Permanent Residence status. Upon receipt of Permanent Residence status, this employee would be treated no differently than a U.S. citizen for export control purposes. With respect to Syria, between 2003 and 2006 the Company may have inadvertently released certain printing technology to a Syrian national who was under contract with VUTEk’s office in Belgium as a field service engineer. In September 2006, the Company terminated the relationship with this contractor, and this individual no longer performs services for the Company. The Company and its subsidiaries have no current or anticipated plans to sell any products, technologies or services, directly or indirectly, to Iran or Syria, and have implemented a policy against such sales.

In response to the Commission’s request for updated information regarding the Company’s contacts with Syria, as described in the Company’s letter of June 30, 2006, the Company supplementally advises the Staff that the Company’s internal investigation revealed, and the Company’s subsequent voluntary self disclosure to BIS disclosed, that in addition to the four shipments by VUTEk to Syria that were already under investigation by BIS, VUTEk made three unlicensed shipments of products to Syria before the effective date of the export embargo (May 14, 2004), which shipments may have required export licenses. In addition, the Company’s internal investigation revealed, and the Company’s subsequent voluntary self disclosure to BIS disclosed, that VUTEk made fourteen shipments of printing related products, such as printer replacement parts and ink, to destinations outside of Syria which were invoiced to companies in Syria during 2004-2006. The Company disclosed these 14 shipments in an abundance of caution because the Company could not state with certainty that the ultimate destination of the products was not Syria.

To the best of the Company’s knowledge, there have been no agreements, commercial arrangements, or other contacts with the governments of Iran or Syria or entities affiliated therewith. The Company and its subsidiaries have no current or anticipated business contacts with Iran or Syria, and have implemented a policy against such contacts.

3.	Please discuss the materiality of the contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, for each referenced country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

United States Securities and Exchange Commission

Attention: Cecelia Blye, Chief

February 7, 2008

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S. – designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your contacts.

In response to the Commission’s comment, the Company advises the Staff that the transactions involving shipments to Syria and shipments to third countries invoiced to companies in Syria, both before and after the effective date of the export embargo, that were disclosed to BIS represented, in the aggregate, revenue of $1,859,124.17 between 2001-2006, and of $425,324.17 during the last three years (2004-2006). The quantitative value represented by these transactions is immaterial both to VUTEk and the combined Company. From a qualitative and reputational perspective, VUTEk’s contacts to Syria were purely commercial, and were not related to the Government of Syria’s support for terrorist groups. These contacts were the result of an inadvertent failure by VUTEk personnel to take note of the new regulations prohibiting exports to certain countries identified by BIS. The Company has considered the statutes in Arizona and Louisiana, as well as the resolution in Pennsylvania and the actions of the state investment entities, such as the Missouri Investment Trust. In the Company’s view, because it has no current or anticipated business contacts with Iran and Syria, there is no reason for it to be identified by Arizona, Louisiana, or Pennsylvania as a company that conducts business with a state sponsor of terrorism. Moreover, there is no reason to believe that any divestiture by investment managers of these state pension funds, such as the Missouri Investment Trust, would have material adverse effects on the Company’s shareholders.

United States Securities and Exchange Commission

Attention: Cecelia Blye, Chief

February 7, 2008

Finally, to the best of the Company’s knowledge, the governments of Iran and Syria, or any persons or entities controlled by those governments, have not received cash or acted as intermediaries in connection with the above mentioned contacts.

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any additional comments or questions, please contact me at (202) 736-8570.

Sincerely,

/s/ Robert Torresen
Robert Torresen